

<u>Mailstop 4628</u>

August 24, 2015

<u>Via E-mail</u>
Mr. John D. Gibbons
Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046-0908

Re: W&T Offshore, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 6, 2015
File No. 1-32414

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis</u>

<u>Overview, page 51</u>

1.   We note your various disclosures regarding the recent decline in commodity prices, including:

- "If oil and natural gas prices stay at current levels or decrease further, we will likely be required to write down the carrying values and/or estimates of total proved reserves of our oil and natural gas properties" (page 11),
- "Our drilling activity for 2015 is expected to be lower compared to 2014, then increasing in 2016 and beyond as prices recover" (page 37),

- "Our current capital expenditure budget for 2015 is $200 million, down from $630 million in 2014" (page 54)

We also note that you recognized a $513 million ceiling test write-down under the full cost method in the first two quarters of 2015, that you expect to have an additional significant ceiling test write-down during the third quarter of 2015, and that it is possible you could incur a further write-down in the fourth quarter of 2015.

Given the manner by which the ceiling test is performed under the full cost method, we generally expect there would be a reasonable basis to quantify reasonably possible near-term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, we generally expect there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and FRC §§501.12.b.3 and 501.14 (Sections III.B.3. and V of SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates, and explain how you considered this guidance in preparing your MD&A. For example, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, explain how you considered quantifying the reasonably possible change to reserves if the higher prices are not attained.

2.   Submit the development schedules underlying your year-end oil and gas reserve estimates for 2013 and 2014, and a stratified schedule of these reserves based on the years originally booked, and describe how your assumptions about future prices have factored into the changes in your development schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John D. Gibbons
W&T Offshore, Inc.
August 24, 2015

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources